===============================================================================

                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For MARCH 29, 2002

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                            FORM 40-F
                    ---                                     ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the +Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]
          YES                                            NO  X
              ---                                           ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
                                     --------------

===============================================================================

                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS


This Form 6-K contains the following:

                                                                     Sequential
                                                                        Page
Item                                                                   Number
----                                                                   ------
 1.   Press Release entitled "CVRD Inaugurates Sao Luis Pellet Plant", dated March 28, 2002................................................3

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            COMPANHIA VALE DO RIO DOCE

                                            By: /s/ Roberto Castello Branco
                                            -------------------------------
                                            Name:  Roberto Castello Branco
                                            Title: Head of Investor Relations


Dated: March 29, 2002

[LOGO]  COMPANHIA VALE DO RIO DOCE                                Press Release



                     CVRD Inaugurates Sao Luis Pellet Plant

Rio de Janeiro, March 28, 2002 - Companhia Vale do Rio Doce (CVRD) has announced the inauguration of its twelfth iron ore pellet production plant located in the port of Ponta da Madeira, Sao Luis, state of Maranhao. This plant is a wholly-owned asset of CVRD. It is expected to produce 2 million tons of pellets this year and according to its production ramp up it will reach full nominal capacity on 2003.

The Sao Luis pellet plant, which has a nominal production capacity of 6 million tons per year, will use the high quality Carajas iron ore. This investment, brings CVRD's consolidated pellet production capacity to 43 million tons per year.

The new pellet plant is the most automated of its kind in the world, using new concepts of network communication with the use of fibre optics and intelligent instruments which send data already processed to control computers.

Pursuant to CVRD commitment to environmental preservation and taking advantage of the knowledge accumulated with the operation of the pellet plants based in the port of Tubarao, state of Espirito Santo, significant investment was made in latest-generation equipment to ensure that the best environmental protection practices are used. Ninety seven local technicians were trained at the Tubarao units to work in the Sao Luis pellet plant.

The pellet plant uses a travelling grate process developed by Lurgi-Mettalurgie, the same used in the seven pellet plants located on Tubarao. Of the equipment used in this industrial unit, of special mention are two rolling presses used in the grinding of iron ore, which produce considerable savings in energy consumption, reducing therefore, the plant's operating costs.

Total capital expenditure for the project was US$ 408 million. This amount comprises investments in plant construction and all the infrastructure for the project. Investments were made to increase capacity of the Carajas iron ore mines, the Carajas Railroad and the port of Ponta da Madeira to cope with the extra volume generated by the new plant. The plant's capex cost per ton is US$ 31.

The world's steel production profile is changing. There is a growing trend towards a higher participation of electric arc furnaces steel mills (mini-mills) which consume direct reduced iron, a product made from pellets. At the same time, basic oxygen furnaces mills are seeking to minimize their environmental impact, which is reduced by more intense use of pellets. As a consequence of this process of change, CVRD believes that global demand for pellets will grow at a faster pace than iron ore fines over the next ten years. Therefore, the Company is investing to meet client needs.

-------------------------------------------------------------------------------
                                       For further information, please contact:
          Roberto Castello Branco: castello.branco@cvrd.com.br +55-21-3814-4540
                        Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
                    Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
                     Daniela Tinoco: daniela.tinco@cvrd.com.br +55-21-3814-4946
                    Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700


This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.